Exhibit 99.1

ESSA Pharma Announces Financial Results for the Fiscal Fourth Quarter and Year Ended September 30, 2017

HOUSTON and VANCOUVER, Dec. 11, 2017 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for prostate cancer, today reported financial results for the fourth quarter and year ended September 30, 2017 and progress on its preclinical development program.

2017 Year Financial Highlights

Amounts disclosed herein, unless specified otherwise, are expressed in United States dollars and in accordance with International Financial Reporting Standards ("IFRS"). References to "$" are to United States dollars and references to "C$" are to Canadian dollars.

•	Term loan from Silicon Valley Bank. On November 18, 2016, the Company entered into a $10.0 million term loan agreement with Silicon Valley Bank ("SVB Term Loan"), pursuant to which the Company has drawn down $8.0 million.
•	Receipt of grant from the Cancer Prevention and Research Institute of Texas ("CPRIT"). In January and March 2017, ESSA received a total of $5.2 million from CPRIT. Under ESSA's agreement with CPRIT, a total of $12.0 million of grant funding (repayable out of potential product revenues) will be made available to the Company, of which $6.6 million had previously been received.

Summary Financial Results

•	Net Income (Loss). ESSA recorded a net loss of $4.5 million ($0.15 loss per common share) for the year ended September 30, 2017, compared to a net loss of $13.1 million ($0.49 loss per common share) for the year ended September 30, 2016. The net loss for the fourth quarter of 2017 was $1.9 million compared to a net loss of $4.2 million for the fourth quarter of 2016.
•	Research and Development ("R&D") expenditures. R&D expenditures for the year ended September 30, 2017 were $5.73 million net of grants ($10.92 million gross) compared to $13.6 million (net and gross), for the year ended September 30, 2016. For the fourth quarter ended September 30, 2017, R&D expenditures were $1.2 million compared to $3.9 million for the fourth quarter ended September 30, 2016. Decreases in R&D expenditures for the full year and fourth quarter were primarily related to decreases in manufacturing and clinical trial costs as the Company approached the completion of the Phase I clinical study of EPI-506, compared to the full year and fourth quarter ended September 30, 2016, as the Company ramped up its clinical development of EPI-506, which commenced in November 2015.
•	General and administration ("G&A") expenditures. G&A expenditures for the year ended September 30, 2017 were $5.1 million compared to $5.6 million for the year ended September 30, 2016. For the fourth quarter ended September 30, 2017, G&A expenditures were $1.1 million compared to $1.2 million for the fourth quarter ended September 30, 2016. The decreases in the full year and fourth quarter primarily reflects the reduction in administrative costs, as well as reduced share-based payments reflecting vesting of stock options granted in previous years.

Liquidity and Outstanding Share Capital

Cash on hand as at September 30, 2017 was $3.98 million, with working capital of $1.28 million, reflecting the $2.0 current portion of the SVB Term Loan, for which repayment obligations commence in January 2018. Management continues to consider sources of additional financing which would assure continuation of the Company's operations and preclinical research programs on its next generation aniten compounds and the filing of an Investigational New Drug ("IND") filing with the U.S. Food and Drug Administration, currently anticipated for calendar Q1 of 2019.

As of September 30, 2017, the Company had 29,101,889 common shares issued and outstanding, 3,717,519 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$2.78 per common share, and 6,992,710 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $3.27 per common share.

About ESSA Pharma Inc.

ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's capital and capital requirements, expectations regarding the acceleration of ESSA's next-generation NTD-inhibitor aniten compounds, the anticipated timing of the IND filing for the aniten program, the anticipated sufficiency of the Company's financial resources, and the implementation of the Company's business model and strategic plans including the advancement of the Company's development portfolio.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
Amounts in thousands of United States dollars

	September 30, 2017	September 30, 2016

Cash	$3,957	$8,985
Prepaid and other assets	1,650	1,417

Total assets	$5,607	$10,402

Current liabilities	3,777	3,630
Long-term debt	5,933	-
Derivative liability	171	7,309
Shareholders' deficiency	(4,274)	(537)

Total liabilities and shareholders' deficiency	$5,607	$10,402

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
Amounts in thousands of United States dollars, except share and per share data

	Three months ended September 30, 2017	Three months ended September 30, 2016	Year ended September 30, 2017	Year ended September 30, 2016

OPERATING EXPENSES
Research and development	$1,166	$3,952	$5,726	$13,060
Financing costs	223	-	785	938
General and administration	1,105	1,237	5,141	5,644

Total operating expenses	(2,494)	(5,189)	(11,652)	(19,642)

Gain on derivative liability	599	1,041	7,306	6,574
Other items	(28)	2	(37)	79

Net loss for the year before taxes	(1,923)	(4,146)	(4,383)	(12,989)
Income tax expense	(22)	(91)	(116)	(151)
Net loss for the year	$(1,945)	$(4,237)	$(4,499)	$(13,140)

Basic and diluted loss per common share	$(0.07)	$(0.15)	$(0.15)	$(0.49)

Weighted average number of common shares outstanding	29,101,889	26,903,834	29,098,725	26,903,834

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David Wood, Chief Financial Officer, ESSA Pharma Inc., T: 778-331-0962, E: dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 21:21e 11-DEC-17